Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Six Months
		Ended
		June 30,
		2008	2007	2006	2005	2004	2003
	Earnings:
1.	Income (loss) before income taxes and cumulative
	effect of changes in accounting principles	$24.3	$127.4	$276.6	$224.1	$173.6	$56.5

	Fixed Charges:
2.	Interest expense	15.1	32.5	30.3	29.6	5.1	8.2
3.	Interest factor on rental expense	2.5	5.5	6.5	8.0	5.0	5.3
4.	Interest credited to contractowners	571.0	1,067.0	980.8	946.5	903.6	896.7
5.	Net (undistributed) distributed
	income from equity investees	2.1	(11.7)	(1.7)	(1.6)	(1.8)	13.7
6.	Total fixed charges (2 + 3 + 4 + 5)	590.7	1,093.3	1,015.9	982.5	911.9	923.9
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	19.7	26.3	35.1	36.0	8.3	27.2
8.	Earnings and fixed charges (1 + 6)	615.0	1,220.7	1,292.5	1,206.6	1,085.5	980.4
9.	Earnings and fixed charges, excluding
	interest credited to contractowners (1 + 7)	44.0	153.7	311.7	260.1	181.9	83.7

	Ratios:
10.	Earnings and fixed charges, to total
	fixed charges (8 / 6)	1.0	1.1	1.3	1.2	1.2	1.1
11.	Earnings and fixed charges, excluding interest
	credited to contractowners to total fixed
	charges (9 / 7)	2.2	5.8	8.9	7.2	21.9	3.1
12.	Deficiency of earnings to fixed charges (6 - 8)*	$-	$-	$-	$-	$-	$-
*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.
NM - Not meaningful.